Exhibit 21.

SUBSIDIARIES OF NATIONAL LAMPOON, INC.

Name of Subsidiary	State of Incorporation	Business Name

National Lampoon Networks, Inc.	Delaware	National Lampoon Networks

National Lampoon Tours, Inc.	California	National Lampoon Tours